Exhibit 99.1

Sinovac Receives Tender to Supply Inactivated Hepatitis A Vaccine Healive in Beijing Under Expanded Immunization Program

BEIJING, July 21, 2014 /PRNewswire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA), a leading provider of biopharmaceutical products in China, announced today that it has been selected by the Beijing Health Bureau as the sole supplier of inactivated hepatitis A vaccine in pre-filled syringe dosage to the Expanded Program of Immunization (EPI) for Beijing. The tender is valued at approximately 16 million RMB. The vaccines purchased by the Beijing Health Bureau will be used for the period from 2014 to 2016. The Company expects to begin delivery in the coming months upon the demand.

Mr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, "We are pleased to have been selected again as the only supplier of the inactivated hepatitis A vaccine in PFS presentation to the EPI in Beijing. With superior safety profile and proven efficacy, Healive will continue to be administered to newborns using our easy-to-use, pre-filled syringes. We look forward to continuing to collaborate with government agencies to control and prevent diseases with top-quality vaccines both in China and around the world."

Healive is the first inactivated hepatitis A vaccine developed, produced and marketed by a China-based manufacturer. Healive was launched by Sinovac in 2002 and is currently available in adult and pediatric dosages. The hepatitis A vaccine has been included in China's national immunization program since February 2008.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing, and commercialization of vaccines that protect against human infectious diseases including hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps, as well as animal rabies vaccine for canines. The Company filed a new drug application for enterovirus 71 (against hand, foot and mouth disease) with China Food & Drug Administration. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, Panflu.1, and has manufactured it for the Chinese Central Government, pursuant to the government-stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government-stockpiling program. Sinovac is developing a number of new pipeline vaccines including vaccines for pneumococcal polysaccharides, pneumococcal conjugate, varicella, and sIPV. Sinovac sells its vaccines mainly in China and exports selected vaccines to Mongolia, Nepal, and the Philippines. Sinovac has also been granted a license to commercialize seasonal flu vaccine in Mexico and hepatitis A vaccine in Chile.

Contact

Sinovac Biotech Ltd.

Helen Yang / Chris Lee

Tel: +86-10-8279-9659 / 9696

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Bill Zima

U.S: 1-646-308-1707

Email: william.zima@icrinc.com